GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Stated in US dollars)

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.
(An exploration stage corporation)

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2015, and the related consolidated statements of operations, cash flows and shareholders' deficiency for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gentor Resources Inc. at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of Gentor Resources Inc. for the year ended December 31, 2014 were audited by other auditors, who expressed an unmodified opinion on those statements on April 30, 2015.

The accompanying consolidated financial statements referred to above have been prepared assuming that Gentor Resources Inc. will continue as a going concern. As discussed in Note 1 – Nature of Operations and Going Concern of the consolidated financial statements, Gentor Resources Inc.’s recurring losses from operations, negative working capital and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGovern, Hurley, Cunningham LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 27, 2016

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

ASSETS	As at	As at
	December 31,	December 31,
	2015	2014

Current
Cash	$129,065	$294,592
Prepaids and advances (note 3)	13,820	21,131
Due from related parties (note 6)	49,165	25,230
Total current assets	192,050	340,953

Capital assets (note 5)	11,672	62,122
Mineral properties (note 4)	-	-

Total assets	$203,722	$403,075

LIABILITIES
Current
Accounts payable	$324,507	$227,840
Accrued liabilities	120,000	208,529
Due to related parties (note 6)	97,691	146,504
Total current liabilities	542,198	582,873

Common share purchase warrants liability (note 9d)	10,863	510,045

Total liabilities	$553,061	$1,092,918

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 9a) Issued and outstanding 95,253,840 Common Shares (December 31, 2014 - 80,253,840) (note 9b)	9,525	8,025
Additional paid-in capital	42,601,670	42,081,820
Deficit accumulated during the exploration stage	(42,960,534)	(42,779,688)
Total shareholders' deficiency	(349,339)	(689,843)

Total liabilities and shareholders' deficiency	$203,722	$403,075

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended December
	December 31,	December 31,	31, 2013
	2015	2014	(restated note 8)

Expenses
Field camps expenses	$188,522	$393,159	$275,854
Geophysics	18,905	-	5,001
Geochemistry	-	2,891	4,221
Drilling	93,138	-	-
Consulting fees – related parties	-	131,736	-
Consulting fees – others	32,357	-	-
Professional fees and management fees	225,693	266,042	155,433
General and administrative expenses	329,933	321,808	1,108,643
Depreciation	50,450	46,981	46,316
Net loss	(938,998)	(1,162,617)	(1,595,468)
Interest income	2,290	2,209	15,277
Gain on common share purchase warrants (note 9d)	755,862	105,739	-
Net loss from continuing operations	(180,846)	(1,054,669)	(1,580,191)

Net loss from discontinued operations (note 8)	-	(107,956)	(18,526,720)

Net loss and comprehensive loss	$(180,846)	$(1,162,625)	$(20,106,911)

Basic and diluted loss per common share from continuing operations (note 9e)	$(0.00)	$(0.02)	$(0.03)

Basic and diluted loss per common share from discontinued operation (note 9e)	$(0.00)	$(0.00)	$(0.29)

Basic and diluted loss per common share (note 9e)	$(0.00)	$(0.02)	$(0.32)

Weighted average number of basic and diluted common shares outstanding (note 9e)	90,116,854	73,633,292	62,753,840

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

		For the year	For the year ended
	For the year ended	ended December	December 31,
	December 31, 2015	31, 2014	2013(restated)

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(180,846)	$(1,162,625)	$(20,106,911)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	-	17,448,198
Depreciation	50,450	46,981	93,039
(Gain)/loss on common share purchase warrants	(755,862)	(105,739)	-
Loss on sale of capital assets	-	-	(42,292)
Loss from discontinued operation (note 8)	-	12,621	-
Stock based compensation	28,600	64,171	190,292
Changes in non-cash working capital balances
Prepaids and advances	7,311	51,677	140,541
Due from related parties	(23,935)	(25,230)	-
Accounts payable	96,667	(329,490)	166,981
Accrued liabilities	(88,529)	(12,487)	123,793
Cash used in operating activities	(866,144)	(1,460,121)	(1,986,359)
Financing activities
Due to related parties	(48,813)	(180,634)	243,394
Proceeds from private placement	749,430	1,101,926	-
Cash provided by financing activities	700,617	921,292	243,394
Investing activities
Proceeds from sale of discontinued operations (note 8)	-	800,000	-
Purchase of capital assets	-	(1,631)	-
Proceeds from disposal of capital assets	-	-	84,163
Return of a certificate of deposit	-	10,000	-
Cash provided by investing activities	-	808,369	84,163

Net increase/(decrease) in cash	(165,527)	269,540	(1,658,802)

Cash, beginning of the year	294,592	30,709	1,689,511
Less: cash from discontinued operations	-	(5,657)	(2,799)
Cash, end of the year	$129,065	$294,592	$27,910

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the year ended December 31, 2015
(Stated in US dollars)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at January 1, 2013	62,753,840	6,275	41,342,964	(21,510,152)	19,839,087
Stock-based compensation expense (note 9c)	-	-	190,292	-	190,292

Net loss for the year	-	-	-	(20,106,911)	(20,106,911)
Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)

Shares issued at Cdn $0.0525 per share on January 29, 2014 (note 9b)	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on February 20, 2014 (note 9b)	2,000,000	200	81,160	-	81,360
Shares issued at Cdn $0.06 per share on August 27, 2014 (note 9b)	3,000,000	300	89,313	-	89,613
Shares issued at Cdn $0.10 per share on October 3, 2014 (note 9b)	5,000,000	500	313,920	-	314,420

Stock- based compensation expense (note 9c)	-	-	64,171	-	64,171
Net loss for the year	-	-	-	(1,162,625)	(1,162,625)
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Shares issued at Cdn $0.06 per share on May 6, 2015 (note 9b)	15,000,000	1,500	491,250	-	492,750
Stock-based compensation expense (note 9c)	-	-	28,600	-	28,600
Net loss for the year	-	-	-	(180,846)	(180,846)
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

In February 2012, Gentor Resources Inc. (the “Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2015 the Company had a net loss of $180,846 (2014 – $1,162,625), a deficit accumulated during the exploration stage of $42,960,534 as at December 31, 2015 (2014 – $42,779,688), and a working capital deficiency of $350,148 as at December 31, 2015 (2014 - $241,920), which may cast substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited, which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation (note 8). Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years
Mining equipment	-	Straight line basis over four years
Office equipment	-	Straight line basis over four years
Furniture and fixtures	-	20% declining balance basis
Building	-	Straight line basis over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable,an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the years ended December 31, 2015 and 2014 (2013 - $17,448,198).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2015 and 2014.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2015 and 2014, the Company estimated that all options will vest. As the stock options are exercisable in Canadian dollars, and the Company’s securities trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2015 and 2014, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2015 and 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. During the year ended December 31, 2014, the Company sold its operations in Oman. See note 8.

n)	ACCOUNTING CHANGES

During 2015, the Company adopted a number of new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposal of Components of an Entity”.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

2.	ASU No. 2014-10, “Development Stage Entities(Topic 915): “Elimination of Certain Reporting Requirements, including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”.

These new standards and changes did not have any material impact on the Company’s consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning after January 1, 2016 or later. Updates that are not applicable or are not consequential to the Company have been excluded.

In January 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)” – simplifying the Income Statement presentation by eliminating the concept of extraordinary items. The amendments in the update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendment retrospectively to all periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company’s financial reporting and disclosures.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $13,604 for advances and $216 for prepaid insurance as at December 31, 2015 (December 31, 2014 - $17,066 advances, $3,702 for prepaid insurance). Other items included in the prepaids and advances total $nil (December 31, 2014 - $363).

4.	MINERAL PROPERTIES

Oman Project

On April 10, 2014, the Company signed a share purchase agreement to sell its properties in Oman by way of the sale by the Company of all of the outstanding shares of “Oman Holdco” (as defined in note 8). In July 2014, the Company closed the sale of its properties in Oman for an initial consideration of $800,000 (note 8).

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the “Karaburun Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. The Company subsequently terminated the Karaburun Option but continues to hold the Karaburun Licence.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

5.	CAPITAL ASSETS

December 31, 2015		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(27,543)	$-
Mining Equipment	49,430	(39,546)	9,884
Office Equipment	49,600	(48,449)	1,151
Furniture and Fixtures	1,906	(1,270)	636
Building	440,329	(440,329)	-
	$568,808	$(557,136)	$11,672

December 31, 2014		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(15,855)	$11,688
Mining Equipment	49,430	(22,764)	26,666
Office Equipment	49,600	(44,640)	4,960
Furniture and Fixtures	1,906	(733)	1,173
Building	440,329	(422,694)	17,635
	$568,808	$(506,686)	$62,122

6.	RELATED PARTY TRANSACTIONS

As of December 31, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

During the year ended December 31, 2015, an amount representing common office expenses of $79,946 due to Banro Corporation (“Banro”), a company with common directors during part of 2014, was cancelled as a result of a settlement between Banro and the Company. As at December 31, 2014 an amount of $64,920 was due to Banro.

As of December 31, 2015, an amount of $44,615 (December 31, 2014 - $28,583) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and repayable upon demand.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

As of December 31, 2015, an amount of $48,838 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company. As of December 31, 2015, an amount of $327 was owed from Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by the Company.

As of December 31, 2014, the Company had repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.).

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate head office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey.

As at	December 31,	December 31,
	2015	2014

Turkey – capital assets	10,724	41,377
Canada – capital assets	948	20,745
Total	$11,672	$62,122

8.	DISCONTINUED OPERATIONS

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser"), an arm’s length party, of the Company's properties in Oman (the “Oman Sale”). The Purchaser is a mineral exploration company listed on the Alternative Investment Market in London. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The loss on sale of discontinued operations was determined as follows:

Cash consideration received	$800,000
Net assets disposed:
Cash	5,657
Capital assets	6,964
Mineral rights	800,000
812,621

Loss on sale of discontinued operation	12,621

The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.
(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.
(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.
(d)	The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

The deferred consideration was not included in the gain/loss on sale of discontinued operations. Management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operation. The Company has accounted for contingent consideration based on when cash is received.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The results of the discontinued operations were as follows:

Total discontinued operation	2014	2013
– Statement of comprehensive loss
Expenses[1]
Field camp expenses	-	27,879
Surveying	-	-
Geophysics	-	2,708
Geochemistry	-	370
Geology	-	112,033
Drilling	-	-
Professional fees	2,072	28,758
Environmental testing	-	-
General and administrative	85,951	902,343
Gain on sale of capital assets	-	(42,292)
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Net loss before discontinuing operations[2]	95,335	18,526,720
Loss on sale of discontinued operations	12,621	-

Net loss from discontinued operations	$107,956	$18,526,720

[1]	Comparative figures for expenses in 2013 were adjusted to reallocate these expenses from the expenses incurred for continuing operations.
[2]	In 2014, this loss represents the activity prior to the sale on July 15, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

Cash flows from the discontinued operations were:

	For the	For the year
	period	ended
	ended July	December 31,
	15, 2014	2013

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss from discontinued operation	$(107,956)	$(18,526,720)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Gain on sale of capital assets	-	(42,292)
Loss from discontinued operation	12,621	-
Stock based compensation - employees	3,196	112,033
Changes in non-cash working capital balances
Prepaids and advances	2,980	51,317
Due from related parties	-	-
Accounts payable	(213,461)	5,472
Cash used in operating activities	(295,308)	(905,269)
Financing activities
(Repayment to)/advance from parent	(501,834)	733,167
Cash(used in)/provided by financing activities	(501,834)	733,167
Investing activities
Proceeds from sale of capital assets	-	84,163
Proceeds from sale of discontinued operation	800,000	-
Cash provided by investing activities	800,000	84,163

Net increase/(decrease) in cash	2,858	(87,939)

Cash, beginning of the period	2,799	90,738
Cash balance included in net assets disposed	(5,657)	-
Cash, end of the period	$-	$2,799

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 9(d) and 11(d)). Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 9(d) and 11(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 9(d) and 11(d)). Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13 (Cdn$0.15) for a period of one year (see notes 9(d) and 11(d)). A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years (see notes 9(d) and 11(d)). Directors and officers of the Company purchased 10,100,000 of the said units.

As of December 31, 2015, the Company had outstanding 95,253,840 (December 31, 2014 – 80,253,840) common shares.

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The following table summarizes the stock option information for the years ended December 31, 2015, 2014 and 2013:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise price	average fair	contractual life
	options	($Cdn)	value ($Cdn)	(in years)
Opening Balance, January 1, 2013	1,825,000	0.90	0.85
Forfeited	(400,000)	0.88	0.70
Closing Balance, December 31, 2013	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Expired	(300,000)	0.75	1.30
Closing Balance, December 31, 2015	2,130,000	0.38	0.17	2.85

December 31, 2015
Vested	1,722,500	0.43	0.19	2.72
Unvested	407,500	0.15	0.06	3.39

December 31, 2014
Vested	1,207,500	0.70	0.56	2.39
Unvested	1,222,500	0.15	0.06	4.39

During the year ended December 31, 2015, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $28,600 (2014 - $64,171 of which $3,196 was reflected in loss from discontinued operations; 2013 – $190,292 with 112,033 reflected in loss from discontinued operations). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2015, the unrecognized stock based compensation expense is $3,394 with a weighted average life of 3.39 years (December 31, 2014 - $40,441, 3.55 years).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2015, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 17,500,000 common shares of the Company (December 31, 2014 – 12,500,000), as set out in the following table:

					Remaining
	Number of	$	U.S. Exercice	Exercise period	contractual life
Issue Date	shares issuable		price	(months)	(months)
January 29, 2014 (1)	7,500,000		$0.063	24	1
February 20, 2014 (2)	1,000,000		$0.090	24	2
August 27, 2014 (3)	1,500,000		$0.070	24	8
May 6, 2015 (4)	7,500,000		$0.083	24	16
	17,500,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(4)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of December 31, 2015, the weighted average fair value per Canadian dollar common share purchase warrants was $0.001 (December 31, 2014 - $0.057) .

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.41% - 0.59%, which is based on the Bank of Canada benchmark bonds, yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 74% - 115%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

During the year ended December 31, 2015, $755,862 was recorded as a gain on the revaluation for the derivative financial instruments. During the year ended December 31, 2014, $26,456 was recorded as a loss on initial recognition of the issuance of warrants and $132,195 was recorded as a gain on the subsequent revaluation for the derivative financial instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

				Fair Value at		Fair Value at
	Number of	Fair value on	Gain/loss on	December 31,	Gain/loss on	December 31,
Issue date	warrants	issuance	derivatives	2014	derivatives	2015
January 29, 2014	7,500,000	$381,334	(25,759)	$355,575	(355,575)	$-
February 20, 2014	1,000,000	$53,790	(15,172)	$38,618	(38,618)	$-
August 27, 2014	1,500,000	$74,313	15,033	$89,345	(88,001)	$1,344
October 03, 2014	2,500,000	$132,804	(106,297)	$26,507	(26,507)	$-
May 06, 2015	7,500,000	$256,680	-	$-	(247,161)	$9,519
	20,000,000	$898,921	(132,195)	$510,045	(755,862)	$10,863

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2015, amounting to 90,116,854 common shares (year ended December 31, 2014 – 73,633,292 and year ended December 31, 2013 – 62,753,840). 2,130,000 stock options (2014 - 2,430,000 and 2013 – 1,425,000) and 17,500,000 warrants (2014 – 12,500,000 and 2013 – nil) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	INCOME TAXES

A reconciliation of the U.S. federal statutory tax of 34% to the total provision is as follows:

Years ended December 31,	2015	2014	2013

Loss for the year	$180,846	$1,162,625	$20,106,911

Recovery of income tax at statutory tax rate	61,488	395,293	6,836,350
Foreign tax rate differential	(53,894)	(59,081)	(3,522,620)
Items not subject to tax	256,993	-	(1,884,045)
Expenses not deductible for tax	(667)	(113)	(42,936)
Capital loss on sale of subsidiary	2,809,770	4,876,036	-
Others	(236,157)	(176,765)	649,198
Change in valuation allowance	(2,837,533)	(5,035,370)	(2,035,945)
	-	-	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The significant components of deferred income taxes consist of the following:

As at December 31,	2015	2014	2013
Deferred tax asset
Non-capital loss carryforwards	$4,685,529	$4,661,550	$4,576,065
Capital loss carryforwards	8,683,468	5,873,698	-
Investments	-	-	960,957
Capital assets	62,700	62,385	10,101
Others	163,899	160,429	175,567
Total:	$13,595,596	$10,758,061	$5,722,690
Valuation allowance	(13,595,596)	(10,758,062)	(5,722,690)

During the year ended December 31, 2015, the Company incurred net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carry forward has been fully reserved.

The U.S. net operating loss net of unrecognized tax benefit, available to be applied against future years’ taxable income is as follows at December 31, 2015. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,637
2026	223,603
2027	1,874,027
2028	3,340,280
2029	406,098
2030	952,212
2031	1,552,580
2032	1,482,729
2033	864,640
2034	667,373
2035	520,362
Total:	$11,981,541

The U.S. capital losses available to be applied against future years’ capital gain are $25,539,612 at December 31, 2015 (2014 - $17,275,583). If not utilized, these U.S. capital losses will expire in 2019.

Turkish net operating loss carryforwards were $611,806 at December 31, 2015 ($764,717 at December 31, 2014). If unused, they will expire between 2017 and 2020.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2015	2014	2013
Unrecognized tax benefit - January 1	$213,309	$213,309	-

Gross increases - tax positions in prior period	-	-	$213,309
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$213,309	$213,309	$213,309

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Interest is not accrued on unrecognized tax benefit that can be offset with tax losses. The Company did not accrue penalties and interest historically or during 2015, 2014 or 2013.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2015, the Company’s tax years from 2010 to 2012 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2015, the Company does not expect to be subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2010.

11.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish lira. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at December 31, 2015.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

	Canadian	Turkish
	Dollar	Lira
Cash	25,841	17,544
Prepaids and advances	-	40,363
Accounts payable	(115,476)	(10,457)
Accrued liabilities	(120,000)	-
Total foreign currency working capital	(209,636)	47,451
US$ exchange rate at December 31, 2015	0.7225	0.3432
Total foreign currency net working capital in US$	(151,462)	16,284
Impact of a 10% strengthening of the US$ on net income (loss)	(15,146)	1,628

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non-compliance with regulatory and e nvironmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, expropriation of properties, currency exchange fluctuations and restrictions and political uncertainty.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The fair value of warrants (note 9d) would be included in the hierarchy as follows:

31-Dec-15

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$10,863	-

31-Dec-14

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,045	-

12.	ENVIRONMENTAL CONTINGENCY

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

13.	SUBSEQUENT EVENT

In February 2016, the Company signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Company’s Karaburun project. The LOI sets out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the project. The Option is subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI.